

See What's Behind Dot Hill


dot HILL

dot hill annual report 2001



During the course of a single day, people *generate plans, programs, predictions,* productions, processes, pipedreams, notions, concepts, musings, analyses, suggestions, theories, formulas and a handful of really solid ideas. And often that's just before lunch. The sheer volume of our society's working output is nothing short of astounding.

In fact, here in the early days of the 21st century, organizations are producing, collecting and archiving more information than ever before. Scientists at the University of California at Berkeley have estimated that each year, 250 million megabytes of data are produced for every person on Earth. By some estimates, that translates to enough data to fill eight stacks of computer floppy disks extending from Earth to the moon. "The challenge," the researchers wrote, "is to learn to swim in [the sea of information] rather than drown in it."

Think of Dot Hill's storage technologies, then, as safe harbors – *extremely safe harbors – for these most precious* and potentially fragile byproducts of human activity: information and data. Dot Hill technology is currently used in 47 countries around the globe and provides storage support for a large percentage of the world's Internet backbone. Every day, we support the data security efforts of major telecommunication providers, vital government agencies, leading financial institutions and other organizations. For nearly two decades, our mission has been to safeguard the great work of our customers so they never need to reconstruct it.

So what's behind Dot Hill?

AND WHAT'S AHEAD? WE INVITE YOU TO TAKE A PEEK. OR BETTER YET, TAKE A LONG LOOK.



Exploding potential

Researchers at the University of California at Berkeley's School of Information Management and Systems have noted that it took our culture from the dawn of time right up through 1999 to produce 12 "exabytes" – 12,000,000,000,000,000,000 bytes – of information. And regardless of whether you choose to trash or save that memo or report you're working on, the researchers predict that this enormous amount of information will double within a few short months, and then again every year or so thereafter.

Information, of course, is the byproduct of inspiration and education, innovation and collaboration, and, not least, the Internet. Since those aren't going away anytime soon, all that data will need to reside somewhere. Particularly as an increasing number of organizations discover or rediscover the need to replicate their critical data in multiple sites for safekeeping, storage networking needs will continue to grow.

The Gartner Group has estimated that sales of storage hardware will balloon to $66.4 billion from 2001's $37 billion total by 2004, while the storage area networking (SAN) market will be a $40.4 billion industry by 2004, up from last year's estimated $11.4 billion total.

There's a clear, growing need for storage, and that need drives a significant market opportunity worth seizing. The companies with the upper hand in the highly competitive storage sector will be those that develop solutions that are cost-effective, scalable, highly reliable and capable of withstanding the most grueling challenges man and nature can serve up. Because Dot Hill delivers on each of these counts, we believe we're poised to take a seat at the head of our class.





The ultimate intelligent storage devices: Great minds yield "**Outside-the-Dot**" thinking

Dot Hill's extraordinary technical expertise yields products with the power and reliability to reinvent the way companies protect their most valuable intellectual, creative and systems-related assets. For nearly two decades, our mission has been to develop the most sophisticated data storage technology imaginable.

Our Axis Storage Manager™ product line, which received rave reviews from industry judges at the prestigious 2001 COMDEX show, is a trailblazing response to IT executives' appeals for products that make the most of existing storage resources and speed return-on-investment. Because it offers virtualization and disaster recovery capabilities across nearly every major operating system and platform, Axis doesn't demand special accommodations. Rather, it fits neatly into the storage capabilities organizations have already installed and invites the addition of other systems as requirements warrant.

[Because people create, Dot Hill innovates.]

Since its inception, Dot Hill has been a champion of technology that places power in the hands of the end-user, not the manufacturer, and Axis is true to that spirit. We believe the best way to instill loyalty to our brand isn't to use proprietary technologies to rope customers into choosing Dot Hill, but to demonstrate through our innovations, outstanding affordability and customer-focused engineering why our products are the best choice for any job, anywhere.

"SANnet-ized"... for your **protection**

Dot Hill's military-grade, carrier-class SANnet® storage systems play an important role with both commercial and government customers worldwide, whose ability to collect, store and manage massive quantities of information is becoming increasingly vital to international interests.

Our SANnet systems have earned both a "Mil-Spec" (military) designation and the rigorous Network Equipment Building System (NEBS) Level 3 certification, which signifies a degree of durability, reliability and all-around toughness that far exceeds normal specifications. Some other companies may say their products are NEBS or Mil-Spec compliant, but few have the independent, third-party testing that certification requires. For years, we've constructed our systems to withstand a wide range of environmental conditions, from dust storms to lightning bolts to earthquakes, as well as the more mundane challenges of the typical work day. And because Dot Hill understands that organizations with the greatest need for data storage space aren't always the ones with the most office space, SANnet products are designed to be compact enough to fit neatly in virtually any environment – even within the tight confines of fighter jets and submarines.

[If it's important, keep it with Dot Hill.]

Every day, in environments where interruptions are unthinkable and continuous computing is essential, SANnet offers peace of mind to IT professionals whose role is to safeguard the information resources central to their organizations' security and overall productivity. By creating products certified to enable 99.9998+ percent uptime – a mere 45 seconds per year of unplanned downtime – we've achieved industry leadership and carved out a unique niche for ourselves among the major players in the storage business.

A reach – and reputation – that's truly international

When you're building the best storage products in the business, your reputation gets around.

Dot Hill technology is currently used in 47 countries around the globe and provides storage support for a large percentage of the world's Internet backbone. The company maintains offices throughout the United States, Europe and Asia, and its global parts depots and response centers are strategically located to offer 24/7 technical support and on-site response within a matter of hours. Remote monitoring and notification, on-site spares, project consultation and specialized site support programs are also part of our extensive customer service arsenal.

[Dot Hill: Superior service is in store – wherever you are.]

Enough about what's behind us. Who are we behind?

Organizations from Singapore to São Paulo to Sacramento to Sydney have discovered that getting Dot Hill products behind their businesses provides an unparalleled measure of security and reliability.

[Dot Hill: Judge our company by the company we keep.]



We're privileged to support a wide variety of leading defense contractors, government agencies, telecommunications corporations, Internet service providers, financial services firms and media giants. We enjoy longstanding relationships with the U.S. Departments of Defense and Energy, Lockheed Martin, Raytheon, NASA, as well as France's Army and Navy and the British Defense Ministry. Major telecommunications players from Motorola to WorldCom entrust their storage needs to Dot Hill, as do CBS MarketWatch.com and the Atlanta Journal-Constitution, which store their vast news information databases on our SANnet systems.

letter to the shareholders

DOT HILL | ANNUAL REPORT | 2001

Dear Shareholders:

There are no two ways about it: the information-storage sector was only too happy to bid farewell to the year 2001. Corporations' continued restraint in the areas of capital investment and the reduction in technology spending took a significant toll on our industry's bottom line. And when your customers are hurting, the pain is shared.

But far from sitting around and waiting for a new spending cycle, Dot Hill, with its 17 years of experience managing through up-ticks and downturns, chose to retrench, regroup, reassess and renew. That meant taking decisive steps to right our course and capitalize on both the current market environment and on emerging opportunities in a variety of market sectors.

There's no question that the dizzying rate with which our information-rich society continues to produce data of every conceivable type means that Dot Hill's niche – providing exceptional storage solutions for organizations worldwide – remains as viable as ever. So, in assessing our future prospects, investors may want to consider how our actions in 2001 have already begun to produce quantifiable bottom-line results that we believe will bolster our 2002 balance sheet, leaving us well positioned to make even more impressive gains in years to come.

Although our revenue decreased to $56 million in 2001, it's important to note that workforce and inventory reductions, as well as other cost-cutting measures undertaken early in the year, helped the company's cash position and sharply curbed expenditures throughout 2001. In addition to a near-absence of debt and the capital available under the terms of our $15 million credit line, we're confident these moves will enable the company to focus more fully on the development and sales and marketing aspects of our business.

Setbacks and spending cuts in the telecommunications industry obviously sent shockwaves through our business. While most experts predict a telecom turnaround is eventually forthcoming, ours is not an outfit that kicks back and waits for its luck to change. While we continue to support our numerous telecom customers and seek out every available opportunity – particularly OEM relationships in that sector – Dot Hill has also taken significant steps to expand our client base, refine and improve our product line, and increase awareness of our brand and competitive advantages among IT decision-makers.

[best of COMDEX]

On the client side, our remarkably rugged SANnet storage systems recently earned the coveted "Mil-Spec" distinction – an important seal of approval from the U.S. military – which helped us trump larger competitors early in 2002 for a 20 terabyte contract to supply a major government agency with our latest storage networking technology. New global intelligence, reconnaissance and documentation requirements will naturally result in growing demand for governmental information storage worldwide, and Dot Hill is proud of its products' ability to play a supporting role in that all-important international effort. With the Mil-Spec designation under our belt along with our NEBS certification, and with a sales and support network that extends through 47 countries worldwide, we're ideally suited to pursue similar prospects both domestically and abroad.

Also in 2001, Dot Hill augmented its growing roster of telecom, aerospace, defense and technology clients with new clients in the media and financial-services arenas. Last October, we announced CBS MarketWatch's decision to store its financial and news information databases on our SANnet systems. Early in 2002, one of the nation's largest daily newspapers, the Atlanta Journal-Constitution, also named Dot Hill's SANnet as its storage of choice. And elsewhere, Wausau Financial Systems, the nation's leading provider of transaction processing applications, announced its decision to "SANnet-ize" as well: The company's system engineering manager cited SANnet's ease of installation, configuration and integration as the factors that tipped the scales in Dot Hill's favor.

Each of these victories illustrates a basic truism that demonstrates how Dot Hill is finding favor among demanding organizations by offering reliable, scalable, efficient and practical solutions that address the real, day-to-day needs of IT professionals around the world. Our universally-hailed Axis Storage Manager product line – named in 2001 as one of three finalists in the Best of COMDEX enterprise storage category – is just one example of this responsiveness. Time and again, IT managers have reported that their primary challenges are maximizing existing storage resources and hastening return on their companies' storage investments. Axis, our intelligent storage manager, accomplishes exactly those aims by enabling virtualization, replication and disaster recovery across all major operating systems and platforms. Axis is proving to be not only a marquee product in its own right, but also a positive introduction to Dot Hill's other product lines, and a good way for organizations to get acquainted with who we are and what we do. Using creative marketing to reinforce the positive perceptions generated by Axis and SANnet products will be a top priority for Dot Hill during 2002.



JAMES LAMBERT
PRESIDENT AND CEO

Shareholders should be aware and comforted that we're an organization that knows how to change with changing times. In 2001, Dot Hill's storage systems, including SANnet, were responsible for approximately 82 percent of revenues, while our backup products and service offerings made up the balance. As recently as two years ago, the newly introduced SANnet line's contribution to our bottom line was $0. So we've proven ourselves more than capable of shifting gears and getting hot new products to market quickly.

What's behind Dot Hill? A lot of bests – the best minds, best technology, best customers and best support, to name just a few. But as we look back on the trying times of 2001, I believe that the worst is behind us. On the basis of the achievements cited here, I remain highly optimistic about our future, and confident of more dramatic victories in the long run.

Sincerely,

J L Lambert

James Lambert
President and CEO

Corporate Information

[board of directors]

Charles Christ, Chairman

Carol Turchin, Vice Chairman

Benjamin Brussell

Norman Farquhar

James Lambert

Benjamin Monderer

C.S. Park

W.R. Sauey

[executive officers]

James Lambert

President & Chief Executive Officer

Preston Romm

Chief Financial Officer & Secretary

Dana Kammersgard

Chief Technology Officer

[corporate headquarters]

6305 El Camino Real, Carlsbad, CA 92009

[stock transfer and registrar]

American Stock Transfer & Trust Company

40 Wall Street, New York, NY 10005

[independent auditors]

Deloitte & Touche LLP

701 B Street, Suite 1900

San Diego, CA 92101

[legal counsel]

Cooley Godward LLP

4401 Eastgate Mall

San Diego, CA 92121

[annual meeting of shareholders]

May 14th, 2002 at 9:00 a.m., Pacific Standard Time.

A notice of the meeting, proxy and proxy statement will be mailed on or about April 5th, 2002, at which time proxies will be solicited by the Board of Directors.

[investor relations]

(800) 872-2783 or (760) 931-5500

e-mail address: investors@dothill.com

This annual report contains statements about future events and results. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. Actual results and events may differ from the forward-looking statements. To learn about some of the risks that contribute to the uncertain nature of the forward-looking statements, please read the risk factors set forth in the forms 10K and 10Q recently filed by Dot Hill. All forward-looking statements speak only as of the date on which they were made, and Dot Hill is not obliged to update statements to reflect events that occur or circumstances that exist after the date on which they were made.


dot HILL